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Exhibit 99.1

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of HudBay Minerals Inc. (the "Company") will be held at the TSX Conference Centre, Gallery Room, 130 King Street West, Toronto, Ontario M5X 1J2 on Thursday, June 23, 2005 at 10:30 a.m. (Toronto time), for the following purposes:

1.
To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon;

2.
To elect directors of the Company for the ensuing year;

3.
To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

4.
To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving and ratifying a new stock option plan of the Company, as more particularly described in the accompanying management information circular;

5.
To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the filing of Articles of Continuance (the "Continuance") under the Canada Business Corporations Act (the "CBCA"), as more particularly described in the accompanying management information circular;;

6.
To consider and, if deemed appropriate, to pass, with or without variation, a resolution authorizing a new general by-law for the Company in compliance with the CBCA, as more particularly described in the accompanying management information circular; and

7.
To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the Company's 2004 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Shareholders that oppose the Continuance may, subject to strict compliance with certain conditions, dissent from the Continuance and be entitled to be paid the fair value of their Common Shares in accordance with section 185 of the Business Corporations Act (Ontario). A notice of dissent with respect to the Continuance shall be sent by registered mail and addressed to the Company at: 6 Adelaide Street East, Suite 600, Toronto, Ontario M5H 1H6 on or before 10:30 a.m. (Toronto time) on June 23, 2005.

The board of directors of the Company has fixed the close of business on May 17, 2005 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 10:30 a.m. (Toronto time) on June 21, 2005 or 48 hours (excluding Saturdays and holidays) before any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any or adjournments thereof shall be deposited with the Company's transfer agent.

DATED at Toronto, Ontario this 27th day of May, 2005.

By Order of the Board of Directors (signed) Brian D. Gordon Vice-President and General Counsel

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of HudBay Minerals Inc. (the "Company") for use at the annual and special meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the "Board") has fixed the close of business on May 17, 2005 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company's transfer agent at the address indicated on the enclosed envelope no later than 10:30 a.m. (Toronto time) on June 21, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of May 27, 2005. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company's transfer agent indicated on the enclosed envelope no later than 10:30 a.m. (Toronto time) on June 21, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 300, Toronto, Ontario M5C 1H6; Attention: Vice-President and General Counsel) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy, the supplemental mailing list return card and the 2004 annual report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Directors and executive officers of the Company have an interest in the resolution concerning the establishment of the Company's share option plan (the "2005 SOP") in compliance with the rules of the Toronto Stock Exchange (the "TSX") as such persons are eligible to be granted options under the 2005 SOP.

Voting Securities and Principal Holders Thereof

As of May 27, 2005, 80,939,613 common shares (the "Common Shares") in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at May 17, 2005. In accordance with the provisions of the Business Corporations Act (Ontario) (the "OBCA"), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company's transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company is as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
DKR Saturn Management L.P., in its capacity as investment manager for certain investment funds	8,549,332	10.56%

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2004, 2003 and 2002 in respect of the President and Chief Executive Officer and the Chief Financial Officer of the Company and the Company's three most highly compensated executive officers other than the President and Chief Executive Officer and Chief Financial Officer who received salary or bonuses from the Company aggregating in excess of $150,000 for the financial year ended December 31, 2004 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
					Other Annual Compensation ($)
Name and Principal Position	Year	Salary ($)		Bonus ($)			Securities Under Options Granted (#)		Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compensation ($)

Peter R. Jones(1) President and Chief Executive Officer	2004 2003 2002	11,825 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	167,000 N/A N/A	(3)

Gregory J. Peebles(4) Former Chairman and Chief Executive Officer	2004 2003 2002	166,666 N/A N/A	(4)	Nil N/A N/A	Nil N/A N/A		266,666 N/A N/A	(6) (6)	Nil N/A N/A	Nil N/A N/A	560,000 N/A N/A	(4)(5)

Clifford H. Frame(7) Former Chairman and President	2004 2003 2002	Nil N/A N/A		Nil N/A N/A	Nil N/A N/A		Nil 220,000 46,666		Nil N/A N/A	Nil N/A N/A	120,000 58,700 N/A	(8)

Peter T. George(9) Former President	2004 2003 2002	Nil N/A N/A		N/A N/A N/A	120,000 N/A N/A		66,666 N/A N/A		N/A N/A N/A	Nil N/A N/A	N/A N/A N/A

Dino Titaro(10) Former President	2002	Nil		Nil	Nil		Nil		Nil	Nil	Nil

John L. Knowles(11) Vice President and Chief Financial Officer	2004 2003 2002	7,392 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	33,333 N/A N/A	(3)

H. Douglas Scharf(12) Former Senior Vice-President and Chief Financial Officer	2004 2003 2002	Nil 37,200 N/A		Nil Nil N/A	119,000 Nil N/A	(13)	66,666 16,666 N/A		Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

Brian D. Gordon(14) Vice President and General Counsel	2004 2003 2002	7,392 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil Nil Nil	33,333 Nil Nil	(3)

H. Russell Rood(14) President, Mining Division	2004 2003 2002	7,392 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil Nil Nil	33,333 Nil Nil	(3)

Thomas A. Goodman(14) Vice President, Technical Services and Human Resources	2004 2003 2002	6,653 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	33,333 Nil Nil	(3)

Alan Hair(13) Vice President, Metallurgy and SHE	2004 2003 2002	6,653 N/A N/A	(2)	Nil N/A N/A	Nil N/A N/A		Nil N/A N/A		Nil N/A N/A	Nil N/A N/A	33,333 Nil Nil	(3)

(1)
Mr. Jones was appointed President and Chief Executive Officer on December 21, 2004.
(2)
For the period December 21-31, 2004. See "Termination of Employment, Changes in Responsibilities and Employment Contracts".
(3)
Bonus paid in connection with the Company's December 21, 2004 acquisition of Hudson Bay Mining and Smelting Co., Limited.
(4)
Mr. Peebles was appointed Chairman on April 21, 2004 and Chief Executive Officer on May 18, 2004. On December 10, 2004, the mutual decision was made by the Company and Mr. Peebles that he should resign as Chairman, Chief Executive Officer and a director of the Company. A severance agreement was entered into, pursuant to which the Company paid to Mr. Peebles the sum of $500,000 in severance and $166,666 in payment of owed employment income.
(5)
Consulting fees of $60,000 paid to Tyborg Holdings.
(6)
While a director of the Company, Mr. Peebles was granted 10,000 options in 2002 and 8,333 options in 2003.
(7)
Mr. Frame resigned as Chairman and President on April 21, 2004.
(8)
Management fees paid to Frame Mining Corporation.
(9)
Mr. George was appointed President on April 21, 2004, on December 21, 2004, resigned his position and was appointed Vice President, Exploration. Mr. George resigned his position in February 2005.
(10)
Mr. Titaro resigned as President on March 5, 2002.
(11)
Mr. Knowles was appointed Vice-President and Chief Financial officer on December 21, 2004. Mr. Knowles has announced his intention to resign his position as of June 30, 2005.
(12)
Mr. Scharf was appointed Senior Vice-President and Chief Financial Officer of the Company on October 7, 2003, resigned his positions on December 21, 2004 and was appointed Executive Vice-President, Corporate Development on December 21, 2004. He resigned his position in February 2005.
(13)
Management fees paid to Douglas Scharf International Inc.
(14)
Appointed to position on December 21, 2004.

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 pursuant to the Company's stock option plan established pursuant to the rules of the TSX Venture Exchange (the "TSXV SOP"). The TSXV SOP was adopted by the Company prior to its acquisition in December 2004 of Hudson Bay Mining and Smelting Co., Limited ("HBMS"). As set forth under the heading "Approval and Ratification of 2005 SOP", on May 6, 2005, the board of directors of the Company (the "Board") established a new stock option plan pursuant to the rules of the Toronto Stock Exchange (the "TSX"). The Board has granted options to certain directors, officers and employees under the 2005 SOP, subject to shareholder approval of the 2005 SOP.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Gregory J. Peebles	266,666	57.14%	$3.60	$1.95	July 21, 2009(2)

H. Douglas Scharf	66,666	14.29%	$4.80	$4.80	November 9, 2009(2)

Peter George	66,666	14.29%	$4.80	$4.80	November 9, 2009(2)

(1)
Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the TSXV SOP during the financial year ended December 31, 2004 of 469,667.
(2)
All options expired subsequent to year-end, pursuant to the terms of the TSXV SOP.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the TSXV SOP during the financial year ended December 31, 2004 by the Named Executive Officers and the value as at December 31, 2004 of unexercised options of the Named Executive Officers on an aggregate basis.

			Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Gregory J. Peebles	Nil	Nil	293,333	Nil	Nil	Nil

H. Douglas Scharf	Nil	Nil	83,333	Nil	Nil	Nil

Peter George	Nil	Nil	76,666	Nil	Nil	Nil

(1)
Based on the closing price of the Common Shares on the TSX on December 31, 2004 of $2.34.

Option Repricings

The following table provides details of the Company's repricing of options held by the Named Executive Officers during the financial year ended December 31, 2004.

NEO Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)		Exercise Price at Time of Repricing or Amendment ($/Security)		New Exercise Price ($/Security)		Length of Original Option Term Remaining at Date of Repricing or Amendment

Gregory J. Peebles	July 5, 2004 July 5, 2004	8,333 10,000	$ $	2.70 2.70	$ $	7.20 7.50	$ $	3.00 3.30	54 months 54 months

H. Douglas Scharf	July 5, 2004	16,666		$2.70		$7.20		$3.00	54 months

Peter George	July 5, 2004	3,333		$2.70		$7.20		$3.00	54 months

Defined Benefit or Actuarial Plan Disclosure

The following Named Executive Officers participate in the Company's defined benefit pension plan (the "Pension Plan"): Thomas A. Goodman, Brian D. Gordon, Alan Hair, Peter R. Jones, John L. Knowles and H. Russell Rood.

The Pension Plan is based on 2% of the average of the member's earnings during the 36 consecutive months of continuous service within the 10 year period immediately preceding the member's retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member's credited service.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. In order to provide a survivor benefit of 60% of the basic pension, the amount shown on the table below would have to be reduced.

For purpose of the Pension Plan, earnings consist of an employee's basic compensation received in the plan year from the Company as reported for income tax purposes exclusive of: (i) payments of overtime, (ii) bonuses and director's fees, (iii) allowances and benefits which are taxable as set out in the Income Tax Act (Canada). All payments in excess of those amounts required under the provisions of the Canada Labour Code made as a consequence of termination of employment.

Pension Plan Table

The following table reflects the estimated annual pension benefit payable under the Pension Plan at age 62.

	Years of Service
Remuneration ($)
	15	20	25	30	35

125,000	33,200	44,200	55,300	66,300	77,400
150,000	40,700	54,200	67,800	81,300	94,900
175,000	48,200	64,200	80,300	96,300	112,400
200,000	55,700	74,200	92,800	111,300	129,900
225,000	63,200	84,200	105,300	126,300	147,400
250,000	70,700	94,200	117,800	141,300	164,900
300,000	85,700	114,200	142,800	171,300	199,900
400,000	115,700	154,200	192,800	231,300	269,900

As at December 31, 2004, the years of credited service for each of the named Executive Officers who are members of the Employee Pension Plans are as follows: Mr. Goodman, 26.7 years and Mr. Jones, 9.6 years. Mr. Gordon, Mr. Knowles, Mr. Hair and Mr. Rood all joined the Pension Plan on December 21, 2004.

Termination of Employment, Change in Responsibilities and Employment Contracts

On December 21, 2004, the Company entered into employment agreements with: Mr. Peter R. Jones as President and Chief Executive Officer, John L. Knowles as Vice-President and Chief Financial Officer, Brian D. Gordon as Vice-President and General Counsel, H. Russell Rood as President, Mining Division, Thomas A. Goodman as Vice-President, Technical Services and Human Resources and Alan Hair as Vice-President, Metallurgy, Safety, Health and Environment.

The agreement with Mr. Jones, which is for an initial three-year period, stipulates, among other things, an initial base salary of $400,000 per annum, reviewable annually. In addition, Mr. Jones shall be entitled to receive an annual cash bonus, with such bonus in 2005 to be a minimum of 50% and maximum of 100% of Mr. Jones' basic remuneration in such year. The annual cash bonus for 2006 and subsequent years shall be a minimum of 25% and a maximum of 100% of Mr. Jones' basic remuneration in the applicable year. Mr. Jones was also awarded a bonus of $500,000 in connection with the completion of the Company's December 21, 2004 acquisition of HBMS (the "Acquisition"), with one-third of such bonus paid during 2004, a further one-third to be paid on June 21, 2005 and the final one-third to be paid on December 21, 2005, provided however that any such payments shall not be made if Mr. Jones resigns or is terminated for cause prior to such payment becoming due. Pursuant to his agreement, Mr. Jones is provided with housing and car allowances. Mr. Jones is also entitled to participate in the Company's stock option program and the Pension Plan. His agreement provides that in the event that Mr. Jones' employment is terminated, other than for cause, he shall be entitled to three years of severance compensation. Each year of severance compensation shall be based on Mr. Jones' then base salary plus 25% of his maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would been received by or made on behalf of or in respect of Mr. Jones for each such year. In the event that Mr. Jones' employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, he shall continue to be entitled to exercise any stock options that have been granted.

The agreements with each of Mr. Knowles, Mr. Gordon and Mr. Rood, which are for initial three-year periods, stipulate, among other things, an initial base salary of $250,000 per annum, reviewable annually. In addition, each of Mr. Knowles and Mr. Gordon shall be entitled to receive an annual cash bonus, with such bonus in 2005 to be a minimum of 25% and maximum of 75% of their respective basic remuneration in such year. Their annual cash bonus for 2006 and subsequent years shall be a maximum of 75% of their respective basic remuneration in the applicable year, with no minimum entitlement. Mr. Rood shall be entitled to receive an annual cash bonus, with such bonus in 2005 to be a minimum of 25% and maximum of 100% of his basic remuneration in such year. The annual cash bonus for 2006 and subsequent years shall be a maximum of 100% of his basic remuneration in the applicable year, with no minimum entitlement. Each of the parties was also awarded a bonus of $100,000 in connection with the completion of the Acquisition, with one-third of such bonus paid during 2004, a further one-third to be paid on June 21, 2005 and the final one-third to be paid on December 21, 2005, provided however that any such payments shall not be made if the party resigns or is terminated for cause prior to such payment becoming due. (Mr. Knowles has announced his intention to resign his position as of June 30, 2005.) Mr. Rood is provided with housing and car allowances. Each party is also entitled to participate in the Company's stock option program and the Pension Plan. Each of their agreements provides that in the event that the party's employment is terminated, other than for cause, the party will be entitled to two years of severance compensation. Each year of severance compensation shall be based on the party's then base salary plus 25% of the parties' maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would been received by or made on behalf of or in respect of the party for each such year. In the event that the party's employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, the party shall continue to be entitled to exercise any stock options that have been granted.

The agreements with each of Mr. Goodman and Mr. Hair, which are for initial three-year periods, stipulate, among other things, an initial base salary of $225,000 per annum, reviewable annually. In addition, Mr. Goodman shall be entitled to receive an annual cash bonus, with such bonus in 2005 to be a minimum of 25% and maximum of 75% of his basic remuneration in such year. His annual cash bonus for 2006 and subsequent years shall be a maximum of 75% of his basic remuneration in the applicable year, with no minimum entitlement. Mr. Hair shall be entitled to receive an annual cash bonus, with such bonus in 2005 to be a minimum of 25% and maximum of 100% of his basic remuneration in such year. His annual cash bonus for 2006 and subsequent years shall be a maximum of 100% of his basic remuneration in the applicable year, with no minimum entitlement. Each party was also awarded a bonus of $100,000 in connection with the completion of the Acquisition), with one-third of such bonus paid during 2004, a further one-third to be paid on June 21, 2005 and the final one-third to be paid on December 21, 2005, provided however that any such payments shall not be made if the party resigns or is terminated for cause prior to such payment becoming due. Each party is also entitled to participate in the Company's stock option program and the Pension Plan. Each party is provided with a housing allowance. Each of their agreements provides that in the event that the party's employment is terminated, other than for cause, the party will be entitled to two years of severance compensation. Each year of severance compensation shall be based on the party's then base salary plus 25% of the party's maximum bonus entitlement, whichever is greater. Each year of severance compensation will then be increased by the value of the health care and pension payments that would been received by or made on behalf of or in respect of the party for each such year. In the event that the party's employment ceases in circumstances where he is entitled to severance compensation, or he otherwise retires from active employment, the party shall continue to be entitled to exercise any stock options that have been granted.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries: Allen J. Palmiere (Chairman), M. Norman Anderson and James W. Ashcroft. The Compensation Committee was appointed on February 2, 2005. Prior to the appointment of the Compensation Committee, the Board was responsible for compensation matters. During the financial year ended December 31, 2004, the Board was comprised of Gregory Peebles (until December 10, 2004), Clifford Frame (until April 21, 2004), Christopher Irwin (until December 20, 2004), Douglas Scharf (until December 21, 2004), Richard W. Brissenden and Peter T. George. In addition, each of James W. Ashcroft, M. Norman Anderson, Ian L.T. Conn and Peter R. Jones were appointed to the Board on December 21, 2004 while Allen J. Palmiere was appointed on December 20, 2004. Mr. Peebles, Mr. Frame, Mr. Irwin, Mr. Scharf and Mr. George were also officers of the Company during the financial year ended December 31, 2004. Mr. Jones was also appointed an officer of the Company at the time he was appointed to the Board.

Report on Executive Compensation

Prior to the Acquisition, the Company primarily relied on a combination of cash and option compensation. The Board compensated its executive officers what it considered to be reasonable given the Company's then status as a junior resource company. Prior to the completion of the Acquisition, the Board agreed to certain compensation arrangements that would be implemented post-closing of the Acquisition. Following the Acquisition, the Company undertook a formal approach to executive compensation and in February 2005, established a compensation committee and adopted a Charter of the Compensation Committee of the Board. Prior to the appointment of the Compensation Committee and following the Acquisition, the Board was responsible for compensation paid to executive officers. During this period, the Board considered the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation arrangements with the Company's executive officers contemplates the following components: (i) base salary; (ii) bonus; (iii) retention and (c) long-term incentive in the form of stock options.

Base Salary

The base salary of each particular executive officer was determined by an assessment by the Board and now by the Compensation Committee of such executive's experience and performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing price of the Common Shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The Compensation Committee currently presents its recommendations to the Board with respect to the Chief Executive Officer's compensation. Prior to the appointment of the Compensation Committee, the Board was responsible for the Chief Executive Officer's compensation. The components of the Chief Executive Officer's compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus, retention and long-term incentives in the form of stock options. In setting the current Chief Executive Officer's salary in 2004, the Board reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the mining industry and the incoming Chief Executive Officer's potential impact on the achievement of the Company's objectives.

The foregoing report has been submitted by:	Allen J. Palmiere (Chairman) M. Norman Anderson James W. Ashcroft

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Metals & Minerals Total Return Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1999 through 2004.

	1999	2000	2001	2002	2003	2004
HudBay Minerals Inc.(1)	100.00	35.71	28.57	92.86	182.14	55.71
S&P/TSX Composite Index	100.00	107.41	93.90	82.22	104.20	119.29
S&P/TSX Composite Index — Metals and Mining	100.00	84.69	97.99	106.67	142.93	145.87

(1)
Based on the trading prices for the Common Shares on the TSX from December 24, 2004, the TSXV from October 1, 2001 to December 24, 2004 and the Montreal Exchange prior to October 1, 2001.

Compensation of Directors

Other than as described herein and other than benefits that were potentially realizable from options to purchase Common Shares, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2004. Gregory Peebles, a former officer and director of the Company, was until September 1, 2004 a partner in the law firm of Cassels Brock & Blackwell LLP, which provided legal services to the Company during the financial year ended December 31, 2004 totalling $1,992,112, including $208,502 during the period when Mr. Peebles was a partner of the firm. Christopher Irwin, a former officer and director of the Company, is a lawyer with the law firm Wildeboer Dellelce LLP, which provided legal services totalling $324,887 to the Company during the financial year ended December 31, 2004.

The following table sets forth certain information regarding options granted under the TSXV SOP to the directors of the Company, during the financial year ended December 31, 2004.

Name	Securities under Options Granted	Exercise Price ($/security)	Expiration Date
Gregory J. Peebles	266,666	$3.60	July 21, 2009(1)
H. Douglas Scharf	66,666	$4.80	November 9, 2009(1)
Peter George	66,666	$4.80	November 9, 2009(1)

Total:	399,998

(1)
All options have expired subsequent to year-end, pursuant to the terms of the TSXV SOP.

Directors' and Officers' Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)
the total amount of insurance was $5 million in 2004 and was increased to $20 million in 2005;

(b)
the annual premium expense is $249,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)
the policy provides for a $150,000 deductible except for securities losses where the deductible is $200,000, however, there is no deductible for a "non-indemnifiable loss" which is a loss whereby the Company has not indemnified and is not permitted to indemnify an insured person pursuant to law or the constating documents of the Company.

Equity Compensation Plan Information

The following table provides details of the Company's Equity Compensation Plans at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by securityholders	663,167	$3.60	7,081,894

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	663,167	$3.60	7,081,894

TSXV SOP

This section provides brief summary disclosure of the TSXV SOP. Reference is made to the heading "Approval and Ratification of 2005 SOP", for full summary disclosure of the 2005 SOP, in accordance with the rules of the TSX. It is anticipated that the 2005 SOP will become the operative stock option plan of the Company, provided requisite shareholder approval is received, ratifying and approving its implementation. If shareholders approve the 2005 SOP, on a going forward basis, all future stock option grants by the Company will be made pursuant to the 2005 SOP. Notwithstanding the foregoing, any options previously granted under the TSXV SOP will continue to be governed by the terms and conditions of the TSXV SOP. There are currently 60,000 options that remain exercisable under the TSXV SOP. The TSXV SOP was established on July 9, 2002 and was last amended on July 5, 2004. The TSXV SOP was designed to encourage directors, senior officers, employees and consultants and other designated persons to own Common Shares. Options may be granted under the TSXV SOP only to directors, senior officers, employees, consultants and those of the Company's and other designated persons as designated from time to time by the Board. The number of Common Shares that may be reserved for issuance under the TSXV SOP is limited to 10% of the issued and outstanding Common Shares as at the date of the grant of options. The maximum number of Common Shares that may be reserved for issuance to any one person under the TSVX SOP is 5% of the Common Shares outstanding at the date of the grant (calculated on a non-diluted basis). Any shares subject to an option that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the TSXV SOP. The option price of any Common Shares cannot be less than the closing price of the Common Shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSXV. Options granted under the TSXV SOP may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant or ceasing to have a designated relationship with the Company or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The TSXV SOP contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Common Shares, a merger or other relevant change in our capitalization.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers and employees of the Company or any of its subsidiaries and former directors, executive officers and employees of the Company or any of its subsidiaries had any indebtedness outstanding to the Company or any of its subsidiaries during the financial year ended December 31, 2004 and as at the date hereof.

Interest of Informed Persons in Material Transactions

Other than as described in this management information circular, since the commencement of the Company's last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and have been enhancing the Company's corporate governance practices. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Canadian securities regulators are currently engaged in a review of the corporate governance standards applicable to Canadian public companies. In 2004, a number of proposed Multilateral Instruments and National Instruments and Policies were published for comment. In October 2004, the Canadian Securities Administrators published National Instrument 58-101 Disclosure of Corporate Governance (the "Instrument") and National Policy 58-102 Corporate Governance Guidelines (the "Policy"). The Instrument and the Policy are expected to be effective and apply to disclosure in circulars which are filed following financial years ending on or after June 30, 2005. Once effective, the Instrument and the Policy will replace the Corporate Governance Policy of the TSX. During the transition period, the Company is disclosing its corporate governance practices as compared to the current TSX guidelines contained in Part IV, Sections 472-475 of the TSX Company Manual (the "Manual"). The Company is currently reviewing the Instrument and the Policy and is reviewing its corporate governance practices with a view to implementing any applicable changes where appropriate.

The Company's disclosure addressing each of the TSX's current corporate governance guidelines is attached as Schedule "A" to this management information circular. Supplementary disclosure regarding the Company's adoption or planned adoption of practices set out in the Instrument have been added to the disclosure in Schedule "A". This disclosure statement, including Schedule "A", has been approved by the Board.

Audit Committee

Information regarding the Company's Audit Committee is contained in the Company's renewal annual information form dated March 29, 2005 under the heading "Audit Committee Disclosure" and a copy of the Audit Committee Charter is attached to the renewal annual information form as Schedule "B". The Company's renewal annual information form is available on SEDAR at www.sedar.com.

Election of Directors

The Company's Articles of Incorporation under the OBCA provide that the Board consists of a minimum of three (3) and a maximum of nine (9) directors. The Board currently consists of seven (7) directors. At the Meeting, the six (6) persons named hereunder will be proposed for election as directors of the Company. Mr. Ian L.T. Conn who has served as a director of the Company since December 21, 2004 is not standing for re-election. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company's By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Company and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at May 27, 2005.

Name and Province/State and Country of Residence	Principal Occupation or Employment	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

M. Norman Anderson(1)(2) British Columbia, Canada	President, Anderson & Associates.	December 21, 2004	4,167	(5)
James W. Ashcroft(1)(2)(3) Ontario, Canada	President, J.W. Ashcroft & Associates.	December 21, 2004	Nil	(6)
Richard W. Brissenden(3)(4) Ontario, Canada	Chairman, Excellon Resources Inc.	June 13, 2003	Nil	(7)
Peter R. Jones Manitoba, Canada	President and Chief Executive Officer of the Company.	December 21, 2004	Nil	(8)
Ronald P. Gagel(4) Ontario, Canada	Chartered Accountant.	May 4, 2005	Nil	(9)
Allan J. Palmiere(1)(2)(3)(4) Ontario, Canada	President, Chief Executive Officer and Director of Silk Road Resources Ltd.	December 20, 2004	Nil	(10)

(1)
Member of the Compensation Committee.
(2)
Member of the Corporate Governance and Nominating Committee.
(3)
Member of the Environmental, Health and Safety Committee.
(4)
Member of the Audit Committee.
(5)
Mr. Anderson holds options to acquire 150,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.
(6)
Mr. Ashcroft holds options to acquire 150,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.
(7)
Mr. Brissenden holds options previously granted pursuant to the TSXV SOP to acquire 13,333 Common Shares at a price of $3.00 and 11,666 Common Shares at a price of $7.50 as well as options to acquire 150,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.
(8)
Mr. Jones holds options to acquire 500,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.
(9)
Mr. Gagel holds options to acquire 150,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.
(10)
Mr. Palmiere holds options to acquire 200,000 Common Shares at a price of $2.59, subject to shareholder approval of the 2005 SOP.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Palmiere, who, from October 1993 to May 2003, was chief financial officer of Zemex Corporation; Mr. Gagel, who, from January 1999 to December 2004, was Vice-President and Chief Financial Officer of Aur Resources Inc. and is currently a board member of FNX Mining Company Inc. (since March 2005) and Glencairn Gold Corporation (since May 2005); and Mr. Jones who, from 1995 to 2002, held various positions with the Company's wholly-owned HBMS subsidiary, and, since 2002, has served as President and Chief Executive Officer of HBMS.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Brissenden who is a director of Regal Consolidated Ventures Limited, which is subject to a cease trade issued on June 12, 2001 due to its failure to file financial statements. Mr. Brissenden was also a director of Trenton Industries Inc., which was placed in receivership in 1995. Mr. Brissenden resigned from the board of directors of Trenton Industries Inc. immediately preceding the bankruptcy of the company.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on May 6, 2005. The Company's former auditors were KPMG who had acted as the Company's auditors since June 18, 1998. The Company is not required to SEDAR file and circulate a reporting package pursuant to Multinational Instrument No. 51-102 ("NI 51-102") because the change in auditors occurred in connection with a takeover or similar transaction involving the Company. The Company's determination to change auditors was not a result of any "reportable event" as such term is defined in NI-102.

SPECIAL BUSINESS

Approval and Ratification of 2005 SOP

On May 6, 2005 the Board as well as the independent members of the Board approved the implementation and establishment of the 2005 SOP. The TSXV SOP complies with the rules set forth for such plans by the TSX. A copy of the 2005 SOP is attached hereto as Schedule "B".

The Board has also granted the following options to the following directors, officers and employees (in the numbers set forth opposite their respective names below) pursuant to the 2005 SOP, conditional upon the approval of the 2005 SOP by the TSX and by the shareholders of the Company. Each of the options are exercisable at a price of $2.59 per share and expire on May 17, 2015. If the shareholders approve the 2005 SOP, then the options will additionally be deemed to be authorized and approved. In the event that the 2005 SOP is not approved by shareholders of the Company, the options shall be deemed to be made subject to the terms and conditions of the TSXV SOP. If the shareholders approve the 2005 SOP, the Company does not intend to issue further grants under the TSXV SOP.

Optionee	Position	Number of Options
Allen J. Palmiere	Chairman	200,000
M. Norman Anderson	Director	150,000
James W. Ashcroft	Director	150,000
Richard W. Brissenden	Director	150,000
Ian L.T. Conn	Director	150,000
Ronald P. Gagel	Director	150,000
Peter R. Jones	President, Chief Executive & Director	500,000
Brian D. Gordon	Vice-President & General Counsel	225,000
Thomas A. Goodman	Vice-President, Technical Services & Human Resources	225,000
Alan Hair	Vice-President, Metallurgy & SHEQ	225,000
H. Russell Rood	President, Mining Division	225,000
Employees (total)	—	1,310,000

	Total:	3,660,000

The major features of the 2005 SOP can be summarized as follows.

The Board, the Compensation Committee or another committee appointed for such purposes by the Board may from time to time grant to directors, officers or employees of the Company (collectively, the "Eligible Persons") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such Executive Committee or committee. The purpose of the 2005 SOP is to attract, retain and motivate persons as directors, officers and key employees of the Company and its subsidiaries and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the 2005 SOP is 10% of the issued and outstanding shares as at the date of the grant. Shares in respect of which options are not exercised as well as shares in respect of which options are exercised, shall become available for the grant of subsequent options under the 2005 SOP. No fractional Common Shares may be purchased or issued under the 2005 SOP. The rules of the TSX provide that every three years after institution, all unallocated options under a security based compensation arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors, a majority of the issuer's unrelated directors and the security holders.

This maximum number of options that may be granted under the 2005 SOP includes Common Shares previously issued under the TSXV SOP. Notwithstanding the foregoing, no more than 5% of the issued and outstanding Common Shares shall be available for issuance pursuant to Incentive Stock Options (defined as an option to purchase Common Shares granted under the 2005 SOP with the intention that it qualify as an "incentive stock option" as that term is defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code")). All references in the 2005 SOP to the Common Shares outstanding at the date of issuance shall mean that number of Common Shares determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance in question.

The Board has the authority under the 2005 SOP to establish the option price at the time each share option is granted. The option price may not be lower than the market price (the "Market Price"), i.e. the closing price, of the Common Shares as traded on the TSX on the last trading day preceding the date on which the option is approved by the Board. In addition, the option price of Common Shares which are the subject of any Incentive Stock Option granted to an employee who, at the time the option is granted, owns stock possessing at least ten percent of the total combined voting power of all classes of shares of the Company or of its subsidiary corporations (as subsidiary is defined in Section 424 of the Code) (a "10% Shareholder") shall in no circumstances be lower than 110% of the Market Price of the Common Shares at the date of the grant of the option.

Options granted under the 2005 SOP must be exercised no later than 10 years after the date of grant. Options are not transferable other than by will or the laws of dissent and distribution and may be exercised during the lifetime of the optionee only by the optionee. At no time shall the period during which an Incentive Stock Option granted to a 10% Shareholder shall be exercisable exceed five years.

During each 12 month period from the date of the grant of the option, within the first three years of the grant, the optionee may take up not more than 33 1/3%, 33 1/3% and 33 1/3%, respectively, of the Common Shares covered by the option, with the first 33 1/3% of the Common Shares covered by the option being exercisable immediately during the first 12 month period following the grant thereof; provided, however, that if the number of Common Shares taken up under the option during any such 12 month period is less than the amount of the Common Shares that are subject to the options which have then vested, the optionee shall have the right, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares subject to the option which were purchasable, but not purchased by him or her during such 12 month period. To the extent that the option price of Common Shares (determined on the date of grant) with respect to which Incentive Stock Options are exercisable for the first time during any calendar year (under the 2005 SOP and all other stock option plans of the Company) exceeds US$100,000, such portion in excess of US$100,000 shall be treated as a Nonqualified Stock Option (defined as an option to purchase Common Shares granted under the 2005 SOP (for United States purposes) that is other than an Incentive Stock Option).

If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date. Notwithstanding the foregoing, in the event the optionee ceases to be an Eligible Person by reason of his or her retirement, then, such optionee shall have the right, at any time or from time to time during the remainder of the term of the option, to purchase such number of Common Shares that remain subject to the option, provided that any options held by an optionee at the time of his or her retirement, shall remain subject to the 2005 SOP's vesting provisions. For the purposes of this section, the term "retirement" mean the normal retirement date for the Eligible Person or such other adjusted date as may be agreed upon by the Eligible Person and the Company.

The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the 2005 SOP. Subject to corporate and other applicable laws, the Company may permit an optionee to elect to pay the option Price by authorizing a third party to sell Common Shares (or a sufficient portion of such Common Shares) acquired upon exercise of the option and remit to the Company a sufficient portion of the sale proceeds to pay the entire option price and any tax withholding resulting from such exercise. In addition, the option price for Common Shares purchased under an option may be paid, either singly or in combination with one or more of the alternative forms of payment or such other consideration as the Board may permit.

The 2005 SOP provides that in the event of a Change of Control, all options outstanding shall be immediately exercisable at the discretion of the Board. A "Change of Control" means the occurrence of any one or more of the following events:

  (i)
  the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company;

  (ii)
  any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including without limitation, the right to vote or direct the voting) of Common Shares, which, when added to the Common Shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Company's outstanding voting shares which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors); or

  (iii)
  the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the 2005 SOP:

  (i)
  any amendment to the number of securities issuable under the 2005 SOP, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

  (ii)
  any change to the definition of "Eligible Person" which would have the potential of broadening or increasing insider participation;

  (iii)
  the addition of any form of financial assistance;

  (iv)
  any amendment to a financial assistance provision which is more favourable to participants;

  (v)
  the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the 2005 SOP reserve;

  (vi)
  the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;

  (vii)
  discontinuance of the 2005 SOP; and

  (viii)
  and any other amendments that may lead to significant or unreasonable dilution in the Company's outstanding securities or may provide, additional benefits to Eligible Persons, especially insiders of the Company, at the expense of the Company and its existing shareholders.

The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the 2005 SOP that are not of the type contemplated above including, without limitation:

  (i)
  amendments of a "housekeeping" nature;

  (ii)
  a change to the vesting provisions of a security or the 2005 SOP;

  (iii)
  a change to the termination provisions of a security or the 2005 SOP which does not entail an extension beyond the original expiry date; and

  (iv)
  the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the 2005 SOP reserve.

Notwithstanding the provisions above with respect to Board approval only, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the 2005 SOP that are contemplated above, to the extent such approval is required by any applicable laws or regulations (including without limitation, Section 422 of the Code). No amendment to the 2005 SOP may alter or impair any of the terms of any option previously granted to an optionee under the 2005 SOP without the written consent of the optionee.

Additionally, any change or adjustment to an outstanding Incentive Stock Option shall not, without the written consent of the optionee, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

As at May 17, 2005 options to acquire 3,660,000 Common Shares, representing approximately 4.52% of the issued and outstanding Common Shares had been conditionally granted pursuant to the 2005 SOP, subject to TSX and shareholder approval. Accordingly, as at May 27, 2005, being the date of this management information circular, an additional 4,756,961 options are available for grant under the 2005 SOP, subject to TSX and shareholder approval of the 2005 SOP, after taking into account the remaining 60,000 options exercisable under the TSXV SOP.

The rules of the TSX provide that it is appropriate to limit insider participation in a vote to approve a 2005 SOP if, over a defined period of time, the securities issued and issuable to insiders of the Company could exceed 10% of an issuer's issued and outstanding securities. This would include securities currently under grant (including outstanding options) and securities available to be granted to insiders under all arrangements.

To avoid the exclusion of eligible insider votes, issuers would have to provide that: (i) the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities; and (ii) the number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities. As the 2005 SOP does not contain the foregoing provisions, insiders of the Company that are entitled to receive a benefit under the 2005 SOP are not eligible to vote their securities in respect of the security approvals required (the "Excluded Insiders"). Therefore, to the knowledge of management of the Company, a total of 11,833 Common Shares held by the directors and officers of the Company and its subsidiaries cannot be voted on the resolution approving and ratifying the 2005 SOP (the "2005 SOP Resolution"). The following individuals are prohibited from voting on the 2005 SOP Resolution: M. Norman Anderson, James W. Ashcroft, Richard W. Brissenden, Ian L.T. Conn, Ronald P. Gagel, Thomas A. Goodman, Brian D. Gordon, Peter R. Jones, Alan Hair, Richard Knight, John L. Knowles, Mick Lawler, Allen J. Palmiere and H. Russell Rood.

In order to be effective, the 2005 SOP Resolution must be passed by a simple majority of the votes cast by the shareholders of the Company who vote in respect of such resolution, exclusive of the Excluded Insiders.

The Board recommends that shareholders vote for the adoption of the 2005 SOP Resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the 2005 SOP Resolution.

The text of the 2005 SOP Resolution to be submitted to shareholders (exclusive of the Excluded Insiders) at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1.
The Company's stock option plan approved by the directors of the Company on May 6, 2004, as set forth in the Company's management information circular dated May 27, 2005 be and the same is hereby approved and ratified.

2.
Any director or officer of the Company is hereby authorized and directed, on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and assurances, and to do or cause to be done all acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution."

Continuance under the Canada Business Corporations Act

The Company is a corporation incorporated under the OBCA. Management wishes to effect the continuance (the "Continuance") of the Company from the Province of Ontario to Canada. As a result of the Continuance, the corporate legislation that governs the Company will cease to be the OBCA, and the Company will be governed by the Canada Business Corporations Act (the "CBCA"). In connection with the Continuance, the Company proposes to change the province in which its registered office is located from the Province of Ontario to the Province of Manitoba. Management wishes to relocate the registered office of the Company to the Province of Manitoba in order to bring the Company closer to its wholly-owned subsidiary HBMS's centre of operations at Flin Flon, Manitoba. If the special resolution approving the Continuance is passed at the Meeting, it is proposed that the application for approval to continue the Company under the CBCA will be made as soon as practicable following the Meeting.

If the Continuance is approved, the articles of continuance will be adopted to replace the existing articles of the Company (the equivalent of a Certificate of Incorporation) and will constitute the governing instrument of the continued corporation under the CBCA. The existing articles of the Company will be adopted and continued federally, except to the extent that they may conflict with the CBCA. A copy of the Articles of Continuance is attached hereto as Schedule "E".

The CBCA provides shareholders with substantially the same rights (including rights of dissent and appraisal and rights to bring derivative actions and oppression actions) as are available to shareholders under the OBCA. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain material differences between the CBCA and the OBCA. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders are urged to consult their legal or other professional advisors with regard to the implications of the Continuance that may be of importance to them.

Director Residency Requirements.    Under the OBCA, a majority of a company's directors must be resident Canadians. Under the CBCA, subject to certain exceptions, at least 25% of a company's directors must be resident Canadians.

Place of Shareholders' Meetings.    Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Solicitation of Proxies.    Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and to certain other recipients.

Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if:

  •
  proxies are solicited from 15 or fewer shareholders; or

  •
  the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular.

Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes:

  •
  certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision;

  •
  communications for the purpose of obtaining the number of shares required for a shareholder proposal; and

  •
  certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Voting at Shareholders' Meetings.    Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the date of the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only those shares held by them on the record date for voting or the deemed record date for voting, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Notice of Shareholders' Meetings.    Under the OBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 which provides for minimum notice periods greater than the minimum 21 day period in either statute.

Telephonic or Electronic Meetings.    Under the OBCA, a meeting of shareholders may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. Under the CBCA, unless a company's by-laws provide otherwise, if a company provides shareholders with a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means.

Shareholder Proposals.    Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders' meeting.

Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that:

  •
  the shareholder owned, of record or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, whichever is less; or

  •
  the proposal must have the support of persons who in the aggregate have owned, of record or beneficially, such number of voting shares for such period.

Registered Office.    Under the OBCA, a company's registered office must be located in Ontario. Under the CBCA, a company's registered office may be located at any place in Canada.

Financial Assistance.    Under the OBCA, a corporation may provide financial assistance by way of a loan, guarantee or otherwise to any person, provided that certain disclosure obligations are met in respect of loans to directors, officers and shareholders. There are no financial assistance provisions in the CBCA.

The directors of the Company may, notwithstanding requisite shareholder approval, abandon the application for the Continuance without further approval of the shareholders, all as provided under the OBCA. In making such determination, the directors in their discretion, will determine whether it is in the best interests of the Company to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the "Continuance Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, approving the Continuance.

The Board recommends that shareholders vote for the adoption of the Continuance Resolution. In order to be effective, the Continuance Resolution must be approved by not less than two-thirds of the votes cast by the shareholders of the Company who vote in respect of the Continuance Resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the Continuance Resolution.

The text of the Continuance Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Company submit an Application for Authorization to Continue in Another Jurisdiction to the Ontario Ministry of Consumer and Business Services together with the consents of the Corporations Tax Branch of the Ontario Ministry of Finance and the Ontario Securities Commission and file Articles of Continuance with Corporations Canada continuing the Corporation as if it had been incorporated under the laws of Canada, such Articles of Continuance to be substantially in the form attached to the management information circular of the Company dated May 27, 2005 as Schedule "E", subject to such additions, deletions or other changes thereto, if any, as any one director or officer of the Company may consider necessary or desirable and shall approve;

2.
subject to such continuance without affecting the validity and existence of the Corporation by or under its Articles and of any act done thereunder, its Articles are hereby amended to make all changes necessary to conform to the Canada Business Corporations Act (the "CBCA") and by substituting for the provisions of its Articles the provisions set out in the Articles of Continuance, substantially in the form attached to the management information circular of the Company dated May 27, 2005 as Schedule "E", subject to such additions, deletions or other changes thereto, if any, as any one director or officer of the Company may consider necessary or desirable and shall approve;

3.
the Company is hereby authorized to make application to the Director (Ontario) to permit such continuance in accordance with section 181 of the Business Corporations Act (Ontario);

4.
the Company is hereby authorized to make application to the Director appointed under the CBCA, for the Company to be continued under the CBCA;

5.
following the continuance of the Company under the CBCA, the Company shall establish its registered office in such place in Manitoba as determined by the board of directors of the Company;

6.
the directors of the Company are hereby authorized to abandon the application for continuance of the Company at any time without further approval of the shareholders of the Company; and

7.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions."

Pursuant to the OBCA, a registered shareholder is entitled to dissent to the Continuance and be paid fair value for his, her or its Common Shares if such shareholder objects to the Continuance Resolution. A management summary of the registered shareholders' dissent rights is set forth below under the heading "Dissent Rights".

Dissent Rights

Section 185 of the OBCA provides registered holders of Common Shares, in connection with the vote on the Continuance, with the right to dissent and, if the Continuance is effected, to be paid by the Company the "fair value" of their shares, determined as of the close of business on the last business day before the Continuance Resolution is adopted. A summary of Section 185 of the OBCA providing for these rights is set out below. The summary is qualified in its entirety by reference to Section 185, the complete text of which is annexed hereto as Schedule "C" and forms a part of this management information circular.

Failure to strictly comply with the requirements of Section 185 of the OBCA may result in the loss of any right of dissent. The right of dissent provided for under Section 185 of the OBCA applies only to registered shareholders of the Company, and accordingly, only registered shareholders may exercise a right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise a right of dissent must make arrangements for the Common Shares beneficially owned by them to be registered in their name prior to the time the written objection is required to be received by the Company or, alternatively, make arrangements for the registered holder of their Common Shares to dissent on their behalf.

To comply with Section 185, a dissenting shareholder must send to the Company a written objection to the Continuance: (a) at or before the Meeting; or (b) if the Company did not send notice to the shareholder of the purpose of the Meeting or of their right to dissent, within a reasonable time after such shareholder learns that the Continuance Resolution was adopted and of such shareholder's right to dissent. An application may be made to the court by originating notice after the adoption of the Continuance Resolution by the Company or by a shareholder if such shareholder has sent an objection to the Company as set forth above, to fix the fair value of his, her or its Common Shares. If such a court application is made, the Company shall, unless the court otherwise orders, send to each dissenting shareholder a written offer to pay such shareholder an amount considered by the directors to be the fair value of the shares: (a) at least ten days before the date on which the application is returnable, if the Company is the applicant, or (b) within ten days after the Company is served with a copy of the originating notice, if a shareholder is the applicant.

On this court application, the court shall make an order: (a) fixing the fair value of the Common Shares of all dissenting shareholders who are parties to the application; (b) giving judgment in that amount against the Company and in favour of each of those dissenting shareholders; and (c) fixing the time within which the Company must pay that amount to a shareholder. On the first to occur of: (a) the Continuance being effected; (b) the making of an agreement between the dissenting shareholder and the Company as to the payment to be made by the Company for the dissenting shareholder's Common Shares; or (c) the pronouncement of the court order referred to above; the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his, her or its Common Shares in the amount agreed to or in the amount of the judgment, as the case may be. Until one of the events described above occurs, the shareholder may withdraw its dissent or the Company may rescind the Continuance Resolution, and in either event proceedings under Section 185 shall be discontinued.

The Company is prohibited from making a payment to a dissenting shareholder under Section 185 of the OBCA if there are reasonable grounds for believing that: (a) the Company is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities. In such event, and notwithstanding that a judgment has been given in favour of a dissenting shareholder as referred to above, the dissenting shareholder, by written notice delivered to the Company within 30 days after receiving a notice from the Company that it is unable lawfully to pay dissenting shareholders for their shares, may withdraw its notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to its full rights as a shareholder. If the dissenting shareholder fails to deliver such notice, it retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

The procedures required in connection with the exercise of rights under Section 185 of the OBCA are very technical, complex and in most cases, time-consuming and expensive. The sending of a notice of dissent does not deprive a shareholder of its right to vote against the Continuance Resolution; however, a vote against the Continuance Resolution does not constitute a notice of dissent.

Confirmation of By-Law Number 1

If the Continuance is approved and effected, By-Law Number 1 under the CBCA which has been conditionally approved by the Board, will be implemented as the Company's general by-law. Shareholders are being asked to confirm By-Law Number 1.

By-Law Number 1 is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers' duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Company and similar matters. The complete text of By-Law Number 1 is attached as Schedule "D" to this management information circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the "By-Law Resolution"), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law Number 1.

The Board recommends that shareholders vote for the adoption of the By-Law Resolution. In order to be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the shareholders of the Company who vote in respect of the By-Law Resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the By-Law Resolution.

The text of the By-Law Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

"NOW THEREFORE BE IT RESOLVED THAT:

1.
The general by-law, substantially in the form attached to the management information circular of the Company dated May 27, 2005 as Schedule "D" be, and it hereby is, confirmed as the new general by-law for the Company, subject to such additions, deletions or other changes thereto, if any, as any one director or officer of the Company may consider necessary or desirable and shall approve, to be effective upon the continuance of the Company pursuant to the federal laws of Canada; and

2.
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company's audited comparative consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2004, which can be found in the Company's annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Vice-President and General Counsel of the Company by phone at (204) 949-4269 or by e-mail at bgordon@hbms.ca.

Directors' Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
(signed)
Brian D. Gordon Vice-President and General Counsel
May 27, 2005

SCHEDULE "A"

HUDBAY MINERALS INC.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines (the "Guidelines"):

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company
1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:
The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company's operations, corporate governance, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board's duties include social responsibility issues and, with the assistance of the Environmental, Health and Environment Committee, environmental matters.
a) Adoption of a strategic planning process
The responsibilities of the Board include the adoption of a strategic planning process and the approval, at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and by the Audit Committee and monitoring the Company's performance against such plans.

The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for major capital expenditures or significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.
	b) Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of the Company's business and ensure the implementation of appropriate systems to manage such risks.
	c) Succession planning and monitoring senior management	The Board is responsible for succession planning including the selection, appointment and replacement of senior management and monitoring their performance.
d) Communications policy
The Timely Disclosure, Confidentiality and Insider Trading Policy of the Company is reviewed by the Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Chief Executive Officer of the Company.

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.
e) Integrity of internal control and management information systems
The Board and its Audit Committee are responsible to satisfy themselves that adequate procedures are in place to ensure the integrity of the Company's internal controls and management information systems.
2.	a) Majority of directors should be unrelated
Under the Charter of the Board, a director is considered to be independent if he or she has no direct or indirect material relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment. A related director is a director who is not an unrelated director.
The Board is currently comprised of seven (7) members, six (6) of whom are considered to be unrelated directors under the Guidelines at the present time.
	b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to the Company since it does not have a significant shareholder.
3.	Disclose, for each director, whether he is related, and how that conclusion was reached	Peter R. Jones is considered to be a related director because he is employed by the Company and is a member of management.

Each of M. Norman Anderson, James W. Aschroft, Ian L.T. Conn, Ronald P. Gagel and Allen J. Palmiere is an unrelated director as none of these individuals has any business, employment or other relationships with the Company.
The shareholdings of each current director is disclosed in the management information circular under the heading "Election of Directors".
4.
Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis
The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance and qualifications of existing directors. Each of the members of the Corporate Governance and Nominating Committee (M. Norman Anderson, James W. Ashcroft, Ian L.T. Conn and Allen J. Palmiere) is an outside (non-management) director and are each unrelated directors under the Guidelines.

2

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors
The Corporate Governance Committee is responsible for reviewing, on a periodic basis, the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.
6.	Provide an orientation and education program for new directors
The Corporate Governance Committee is responsible for providing an orientation and education program for new members of the Board. The preparation of a comprehensive orientation and continuing education program for directors is under review.
7.	Implement a process to examine the size of board, with a view to improving effectiveness	The Board is of the view that both its current size (seven (7) directors) and the proposed size of the Board (six (6) directors) is conducive to effective decision-making.
8.	The board should review compensation of directors in light of risks and responsibilities
The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including salary, bonus and other direct and indirect benefits received by directors to ensure that the compensation received by the directors accurately reflects the responsibilities involved in being an effective director, potential contribution to the Company's success and compensation paid to others in similar positions in the Company's industry.
9.	Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental, Health and Safety Committee.

The Audit Committee meets at least four times annually and reviews the annual and interim financial statements and other financial information of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Ronald P. Gagel (Chairman), Richard W. Brissenden and Allen J. Palmiere, all of whom are unrelated directors under the Guidelines.

The Compensation Committee meets at least once each year or more frequently, as required, to review compensation for senior management. The members of the Compensation Committee are Allen J. Palmiere (Chairman), M. Norman Anderson, and James W. Ashcroft, all of whom are unrelated directors under the Guidelines.

3

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

The Corporate Governance Committee meets at least once each year or more frequently as circumstances require. The Corporate Governance Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee, may meet with the Company's in-house or external corporate counsel to discuss the Company's corporate governance policies and practices. The members of the Corporate Governance Committee are Allen J. Palmiere (Chairman), M. Norman Anderson, and James W. Aschroft, a majority of who are unrelated directors under the Guidelines.

The Environmental, Health and Safety Committee meets at least once per year or more frequently as required and oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Safety and Environment Committee are James W. Ashcroft (Chairman), Allen J. Palmiere and Richard Brissenden, each of whom are unrelated directors under the Guidelines.
Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.
10.	The board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues
The Board has assigned responsibility for the Company's approach to corporate governance issues to the Corporate Governance and Nominating Committee. On February 2, 2005, the Board adopted Board and Committee Charters and policies, the Code of Business Conduct and Ethics, the Whistleblower Policy, the Role Statement of the Chief Executive Officer. (Prior to December 24, 2005, the Common Shares were listed on the TSXV.) Once the Instrument and Policy are final, the Corporate Governance and Nominating Committee will meet and will review the Company's corporate governance practices to ensure that the Company's corporate governance practices are appropriate taking into account the recommendations in the Instrument and the Policy and given the Company's size and resources and other applicable laws.
11.	a) Define limits to management's responsibilities by developing mandates for:
(i) the board
A Charter of the Board of Directors, setting out the responsibilities of the Board and its Committees, was approved on February 2, 2005. In addition to the Charter of the Board of Directors, the corporate standard of care is set out in the governing corporate legislation of the Company, the Business Corporations Act (Ontario) (the "OBCA"). The OBCA indicates that each director and officer of a company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company's internal control and management information systems.

4

TSX Corporate Governance Guidelines		Corporate Governance Practices of the Company

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.
In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.
(ii) the Chief Executive Officer
The responsibilities of the Chief Executive Officer are set out in the "Role Statement of the CEO", approved on February 2, 2005 and the general objectives of the Chief Executive Officer are set by the Board who is charged with the general mandate to implement the approved corporate objectives and the strategic business plan of the Company (see Item 1(a) above).
	b) Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.
12.	Implement structures and procedures to ensure the Board can function independently of management	The Board has appointed a Chairman, other than the Chief Executive Officer. The Charter of the Board provides for regular meetings without management being present.
13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.
14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense
Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director, may engage outside advisors, independent of management, at the expense of the Company.

5

SCHEDULE "B"

HUDBAY MINERALS INC.
SHARE OPTION PLAN

ARTICLE 1
Purpose of Plan

1.1    The purpose of the Plan is to attract, retain and motivate persons as directors, officers and key employees of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2
Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1    Board means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation, including without limitation, the Compensation Committee;

2.2    Business Day means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3    Change of Control means the occurrence of any one or more of the following events:

  (i)
  the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Corporation;

  (ii)
  any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including without limitation, the right to vote or direct the voting) of common shares in the capital of the Corporation, which, when added to the common shares owned of record or beneficially by the Acquiror to which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 30% or more of the votes attached to all of the Corporation's outstanding voting shares which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors); or

  (iii)
  the board of directors of the Corporation adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

2.4    Code means the U.S. Internal Revenue Code of 1986, as amended;

2.5    Corporation means HUDBAY MINERALS INC. and includes any successor corporation thereto;

2.6    Eligible Person means any director, officer or employee of the Corporation or any Subsidiary;

2.7    Exchange means the Toronto Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time;

2.8    Incentive Stock Option means an Option to purchase Shares granted under Article 5 with the intention that it qualify as an "incentive stock option" as that term is defined in Section 422 of the Code;

2.9    Insider means:

  (a)
  an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

  (b)
  an associate as defined under Section 1(1) of the Securities Act (Ontario) of any person who is an insider by virtue of (a) above;

2.10    Market Price at any date in respect of the Shares shall be the greatest closing price of such Shares on any Exchange, if applicable, on the last trading day preceding the date on which the Option is approved by the Board (or, if such Shares are not then listed and posted for trading on an Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.11    Non-Management Eligible Person has the meaning set forth in section 6.2;

2.12    Nonqualified Stock Option means an Option to purchase Shares granted under Article 5 other than an Incentive Stock Option;

2.13    Option means an option to purchase Shares granted under the Plan;

2.14    Option Price means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.15    Optionee means an Eligible Person to whom an Option has been granted;

2.16    Person means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act;

2.17    Plan means the HUDBAY MINERALS INC. Share Option Plan, as the same may be amended or varied from time to time;

2.18    Share Compensation Arrangement means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.19    Shares means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.20    Subsidiary means any corporation which is a subsidiary as such term is defined in the Canada Business Corporations Act.

ARTICLE 3
Administration of the Plan

3.1    The Plan shall be administered by the Board, in accordance with the rules and policies of the Exchange in respect of employee stock option plans. The Board shall receive recommendations of management and shall determine and designate from time to time those Eligible Persons to whom an Option should be granted and the number of Shares, which will be optioned from time to time to any Eligible Person and the terms and conditions of the grant.

3.2    The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)
to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

2

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)
to determine which Eligible Persons are granted Options and to grant Options;

(d)
to determine the number of Shares covered by each Option;

(e)
to determine the Option Price;

(f)
to determine the time or times when Options will be granted and exercisable;

(g)
to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)
to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

ARTICLE 4
Shares Subject to the Plan

4.1    Subject to the approval of the Exchange (as well as the approval of the shareholders of the Corporation of this Plan), Options may be granted in respect of authorized and unissued Shares provided that the maximum aggregate number of Shares which shall be reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan shall not exceed 10% of the issued and outstanding Shares. Notwithstanding the foregoing, no more than 5% of the issued and outstanding Shares shall be available for issuance pursuant to Incentive Stock Options. Shares in respect of which Options are not exercised as well as Shares in respect of which Options are exercised shall be available for the grant of subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
Eligibility; Grant; Terms of Options

5.1    Options may be granted to Eligible Persons and may consist of Incentive Stock Options and/or Nonqualified Stock Options. Notwithstanding the foregoing, only employees of the Corporation or one of its Subsidiaries that is also a "subsidiary corporation" (as defined in Section 422 of the Code) may be granted Incentive Stock Options.

5.2    Options may be granted by the Corporation pursuant to the recommendation and approval of the Board from time to time.

5.3    Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

5.4    In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)
the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee;

(b)
during each 12 month period from the date of the grant of the Option, within the first three years of the grant, the Optionee may take up not more than 33 1/3%, 33 1/3% and 33 1/3%, respectively, of the Shares covered by the Option, with the first 33 1/3% of the Shares covered by the Option being exercisable immediately during the first 12 month period following the grant thereof; provided, however, that if the number of Shares taken up under the Option during any such 12 month period is less than the amount of the Shares that are subject to the Options which have then vested, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him or her during such 12 month period; and

3

(c)
to the extent that the Option Price of Shares (determined on the date of grant) with respect to which Incentive Stock Options are exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Corporation) exceeds US$100,000, such portion in excess of US$100,000 shall be treated as a Nonqualified Stock Option

5.5    The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option. In addition, the Option Price of Shares which are the subject of any Incentive Stock Option granted to an employee who, at the time the Option is granted, owns stock possessing at least ten percent of the total combined voting power of all classes of shares of the Corporation or of its subsidiary corporations (as subsidiary is defined in Section 424 of the Code) (a "10% Shareholder") shall in no circumstances be lower than 110% of the Market Price of the Shares at the date of the grant of the Option.

5.6    An Option is personal to the Optionee and is non-assignable. In the case of an Incentive Stock Option, the Option is also non-transferable other than by will or the laws of descent and distribution and may be exercised during the lifetime of the Optionee only by the Optionee.

5.7    All references in this Plan to the Shares outstanding at the date of the issuance shall mean that number of Shares determined on the basis of the number of Shares that are outstanding immediately prior to the share issuance in question

5.8    At no time shall the period during which an Incentive Stock Option granted to a 10% Shareholder shall be exercisable exceed five years.

ARTICLE 6
Exercise of Options

6.1    Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

6.2    (a) The exercise price for Shares purchased under an Option shall be paid in full to the Corporation by delivery of consideration in an amount equal to the Option Price. Such consideration must be paid in cash or by cheque or, unless the Board in its sole discretion determines otherwise, either at the time the Option is granted or at any time before it is exercised, a combination of cash and/or cheque (if any).

(b)
The Corporation may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise.

(c)
In addition, the Option Price for Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment authorized by this Section 6.2, by such other consideration as the Board may permit.

6.3    Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

4

(b)
the listing of such Shares on the Exchange, if applicable; and

(c)
the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

ARTICLE 7
Termination of Employment; Death

7.1    Subject to Section 7.2 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate 30 days following the date upon which the Optionee ceases to be an Eligible Person. Notwithstanding the foregoing, in the event the Optionee ceases to be an Eligible Person by reason of his or her retirement, then, such Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares that remain subject to the Option, provided that any Options held by an Optionee at the time of his or her retirement, shall remain subject to Section 5.4(b) of the Plan. For the purposes of this section, the term "retirement" shall mean the normal retirement date for the Eligible Person or such other adjusted date as may be agreed upon by the Eligible Person and the Corporation.

7.2    If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first year following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of the Optionee's employment.

7.3    Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or any Subsidiary or continues to be a director or officer of, the Corporation or any Subsidiary.

ARTICLE 8
Change in Control and Certain Adjustments

8.1    In the event of a Change of Control, all Options outstanding shall be immediately exercisable at the discretion of the board of directors of the Company.

8.2    Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price and in the number of Shares available for issuance under this Plan, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

5

ARTICLE 9
Amendment or Discontinuance of Plan

9.1    (a) Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Plan:

  (i)
  any amendment to the number of securities issuable under the Plan (other than changes made pursuant to section 8.2), including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

  (ii)
  any change to the definition of "Eligible Person" which would have the potential of broadening or increasing insider participation;

  (iii)
  the addition of any form of financial assistance;

  (iv)
  any amendment to a financial assistance provision which is more favourable to participants;

  (v)
  the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

  (viii)
  the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Corporation;

  (ix)
  discontinuance of the Plan; and

  (viii)
  and any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide, additional benefits to Eligible Persons, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

9.1    (b) The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in section 9.1(a) above including, without limitation:

  (v)
  amendments of a "housekeeping" nature;

  (vi)
  a change to the vesting provisions of a security or the Plan;

  (vii)
  a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

  (viii)
  the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

9.1    (c) Notwithstanding the provisions of section 9.1(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 9.1(b), to the extent such approval is required by any applicable laws or regulations (including without limitation, Section 422 of the Code).

9.1    (d) Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the written consent of the Optionee.

9.2    Any change or adjustment to an outstanding Incentive Stock Option shall not, without the written consent of the Optionee, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

6

9.3    The Plan will have no fixed expiration date; provided, however, that no Incentive Stock Options may be granted more than 10 years after the earlier of the Plan's adoption by the Board and approval by the shareholders of the Corporation.

ARTICLE 10
Miscellaneous Provisions

10.1    The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2    Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate the Optionee's employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3    To the extent required by law or regulatory policy or as may be necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

10.4    The Corporation may refuse to honour the exercise of an Option unless the Optionee pays to the Corporation the amount of any withholding taxes that the Corporation is required to withhold with respect to the grant or exercise of any Option. Subject to the Plan and applicable law, the Board may, in its sole discretion, permit the Optionee to satisfy withholding obligations in whole or in part, by paying cash or by electing to have the Corporation withhold Shares in such amounts as are equivalent to the Market Price in order to satisfy the withholding obligation. The Corporation shall have the right to withhold from any Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Optionee an amount equal to such taxes, and such withheld Shares shall be cancelled if required by any applicable law or regulatory authority. The Corporation may also deduct from any Option any other amounts due from the Optionee to the Corporation. For the purposes of this section 10.4, all references to the Corporation shall be deemed to include references to a Subsidiary where the context permits.

ARTICLE 11
Shareholder and Regulatory Approval

11.1    The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the applicable business corporations statute of the Corporation's jurisdiction of incorporation or continuance, as the case may be and to acceptance by the Exchange, if applicable. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

May 6, 2005

7

SCHEDULE "C"

DISSENT RIGHTS — SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
  (c)
  amalgamate with another corporation under sections 175 and 176;
  (d)
  be continued under the laws of another jurisdiction under section 181; or
  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

  a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)    Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(l)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
  (b)
  subsection 170(5) or (6).

(3)    Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)    Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)    No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)    Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)    Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)    Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)    Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)    Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;
  (b)
  the number and class of shares in respect of which the shareholder dissents; and
  (c)
  a demand for payment of the fair value of such shares.

(11)    Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)    Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)    Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)    Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);
  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or
  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)    Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or
  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)    Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)    Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

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(18)    Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)    Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)    Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)    Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)    Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and
  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)    Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)    Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)    Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)    Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)    Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)    Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)    Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

3

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)    Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or
  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)    Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)    Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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SCHEDULE "D"

HUDBAY MINERALS INC. BY-LAW NUMBER 1

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

HUDBAY MINERALS INC.

CONTENTS

Part One	—	Interpretation
Part Two	—	Business of the Corporation
Part Three	—	Directors
Part Four	—	Meetings of Directors
Part Five	—	Committees
Part Six	—	Officers
Part Seven	—	Protection of Directors, Officers and Others
Part Eight	—	Shares
Part Nine	—	Dividends and Rights
Part Ten	—	Meetings of Shareholders
Part Eleven	—	Notices
Part Twelve	—	Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of HudBay Minerals Inc. (hereinafter called the "Corporation") as follows:

PART ONE

INTERPRETATION

1.01    Definitions

        In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

  •
  "Act" means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor:

  •
  "board" means the board of directors of the Corporation;

  •
  "by-laws" means any by-law of the Corporation from time to time in force and effect;

  •
  "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

  •
  "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

  •
  "recorded address" means in the case of a shareholder, his address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

  •
  "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

  •
  "special meeting of shareholders" includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

  •
  all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

  •
  words importing the singular number only shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include bodies corporate, partnerships, syndicates, trusts and any number or aggregate of persons; and

  •
  the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

PART TWO

BUSINESS OF THE CORPORATION

2.01    Registered Office

        Unless changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such address therein as the directors may from time to time determine.

2.02    Corporate Seal

        The corporate seal of the Corporation shall be in such form as the directors may by resolution adopt from time to time.

2.03    Financial Year

        The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04    Execution of Contracts, Etc.

        Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation, when only one person is elected or appointed as an officer and as the director of the Corporation, by that person and, when two or more persons are elected or appointed as an officer or as a director of the Corporation, by any one director or any one person holding the office of chairman or co-chairman of the board, managing director, president, chief executive officer, chief operating officer, chief financial officer, vice-president, general manager, secretary, treasurer, controller, assistant secretary, assistant treasurer or any other office the holder of which has been designated as a signing officer by the directors. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation, including, without limitation, any director of the Corporation, either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

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The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed thereto.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05    Banking Arrangements

        The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the directors. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the directors may from time to time prescribe or authorize.

2.06    Cheques, Drafts, Notes, Etc.

        All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

2.07    Custody of Securities

        All securities (including certificates, warrants or other evidences of conversion privileges, options or rights to acquire securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors. All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08    Voting Securities in Other Bodies Corporate

        The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

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PART THREE

DIRECTORS

3.01    Number of Directors

        Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02    Qualification

        Every director shall be an individual eighteen (18) or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. At least twenty-five per cent of the directors of the Corporation must be resident Canadians. If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03    Term of Office

        A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04    Election and Removal

        Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05    Vacation of Office

        The office of a director shall ipso facto be vacated if:

  (a)
  he dies;

  (b)
  he is removed from office by the shareholders;

  (c)
  he becomes bankrupt;

  (d)
  he is found by a court in Canada or elsewhere to be of unsound mind; or

  (e)
  his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06    Vacancies

        Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though twenty-five per cent of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

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3.07    Action by Directors

        Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

3.08    Canadian Directors Present at Meetings

        The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

  (a)
  a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

  (b)
  the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09    Duties

        Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

  (a)
  act honestly and in good faith with a view to the best interest of the Corporation; and

  (b)
  exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10    Validity of Acts

        An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.11    Remuneration and Expenses

        Subject to any unanimous shareholder agreement, the remuneration to be paid to the directors shall be such as the directors shall from time to time determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR

MEETINGS OF DIRECTORS

4.01    Calling of Meetings

        Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

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4.02    Place of Meeting

        Meetings of directors or of any committee of directors may be held at any place in or outside Canada.

4.03    Notice

        Notice of the time and place for the holding of any such meeting shall be delivered, mailed, or sent by telefacsimile or electronic mail or other electronic means capable of producing a written copy to each director not less than two days (exclusive of the day on which the notice is delivered, mailed, or sent by telefacsimile or electronic mail other electronic means capable of producing a written copy, but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice. Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by telefacsimile or electronic mail or other electronic means capable of producing a written copy addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

  (a)
  submit to the shareholders any question or matter requiring approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditors of the Corporation;

  (c)
  issue securities of the Corporation;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares of the Corporation;

  (f)
  pay a commission for the sale of shares;

  (g)
  approve a management proxy circular;

  (h)
  approve a takeover bid circular or directors' circular;

  (i)
  approve any annual financial statements; or

  (j)
  adopt, amend or repeal by-laws.

4.04    Quorum

        Subject to section 3.08, the quorum for the transaction of business at any meeting of the directors shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05    First Meeting of the New Board

        For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06    Adjournment

        Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

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4.07    Telephone Participation

        Where all directors have consented thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.

4.08    Regular Meetings

        The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09    Chairman

        The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10    Votes to Govern

        All questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11    Resolution in Lieu of Meeting

        A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

4.12    One Director Meeting

        If the Corporation has only one director, that director may constitute a meeting.

PART FIVE

COMMITTEES

5.01    Committees of Directors

        The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02    Transaction of Business

        Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

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5.03    Advisory Bodies

        The directors may from time to time appoint advisory bodies as they may deem advisable.

5.04    Procedure

        Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX

OFFICERS

6.01    Appointment of Officers

        The directors shall annually or as often as may be required appoint a president and a secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents, (to which title may be words added indicating seniority or function), a treasurer, and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed. Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office. In case and whenever the same person holds the offices of secretary and treasurer, he may but need not be known as the secretary-treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02    Chairman of the Board

        The board may from time to time appoint a chairman of the board who shall be a director. If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03    Managing Director

        The directors may from time to time appoint from their number a managing director who is a resident Canadian, and may delegate to the managing director any of the powers of the directors subject to the Act. A managing director shall conform to all lawful orders given to him by the directors of the Corporation, and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

6.04    President

        The president may be the chief executive officer of the Corporation, and shall exercise general supervision over the business and affairs of the Corporation. In the absence of the chairman of the board and managing director, if any, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

6.05    Vice-President

        The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

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6.06    Secretary

        The secretary shall give or cause to be given notices for all meetings of the directors and any committee of the directors and shareholders when directed to do so, and shall have charge of the minute books of the Corporation and, subject to the provisions of section 8.03 hereof, of the documents and registers required by the Act. He shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors, or as are incident to his office.

6.07    Treasurer

        Subject to the provisions of any resolution of the directors, the treasurer shall have the care and custody of all the funds and securities of the Corporation, and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare and maintain proper accounting records in compliance with the Act. He shall render to the directors whenever required an account of all his transactions as treasurer and of the financial position of the Corporation. He shall sign such contracts, documents or instruments in writing as require his signature, and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

6.08    Powers and Duties of Other Officers

        The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.09    Duties of Officers May Be Delegated

        In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

6.10    Term of Office

        All officers in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. Otherwise, each officer appointed by the directors shall hold office until his successor is appointed.

6.11    Variation of Powers and Duties

        The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.12    Terms of Employment and Remuneration

        The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him from receiving such remuneration as may be determined.

6.13    Conflict of Interest

        An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

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6.14    Fidelity Bonds

        The directors may require such officers, employees and agents of the Corporation as the directors deem advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the directors may from time to time determine, provided that no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

6.15    Vacancies

        If the office of chairman, managing director, president, vice-president, secretary, treasurer, or any other office created by the directors pursuant to section 6.08 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.16    Other Officers

        The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01    Limitation of Liability

        No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or in relation thereto, unless the same shall happen by or through his failure to exercise his powers and to discharge his duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02    Indemnity

        Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

  (a)
  the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

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  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

7.03    Insurance

        Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him in his capacity as a director or officer of the Corporation or of another body corporate at the Corporation's request.

7.04    Conflict of Interest

        A director or officer who is a party to, or who is a director or officer of or has a material interest in any material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same except as provided by the Act.

7.05    Submission of Contracts or
Transactions to Shareholders for Approval

        The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT

SHARES

8.01    Allotment

        Subject to the Act, the articles of the Corporation and any unanimous shareholder agreement, the directors may from time to time allot, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02    Commissions

        The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03    Transfer Agents and Registrars

        The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The directors may at any time terminate any such appointment.

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8.04    Share Certificates

        Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferrable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgements of a shareholder's right to a share certificate shall be in such form as the directors shall from time to time approve. Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced in facsimile upon share certificates; the other officer must sign manually. Every such facsimile signature shall for all purposes be deemed to be a signature binding upon the Corporation. Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned manually by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned manually by or on behalf of a transfer agent or registrar, the signature of both signing officers may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05    Registration of Transfer

        Subject to the Act, a transfer of shares shall not be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon, or delivered therewith, duly executed by the registered holder or by his attorney, fiduciary or agent duly appointed, together with such reasonable assurance that the endorsement is genuine and effective as the directors may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the directors, upon compliance with such restrictions on transfer as are authorized by the articles, and upon satisfaction of any lien referred to in section 8.10.

8.06    Non-Recognition of Trusts

        Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.07    Joint Shareholders

        If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08    Deceased Shareholders

        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09    Replacement of Share Certificates

        The directors or any officer or agent designated by the directors may in their or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.10    Lien for Indebtedness

        If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

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PART NINE

DIVIDENDS AND RIGHTS

9.01    Dividends

        Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02    Dividend Cheques

        A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03    Non-Receipt of Cheques

        In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04    Record Date for Dividends and Rights

        The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date by newspaper advertisement in the manner provided in the Act unless notice of the record date is waived in writing by every holder of a share of a class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05    Unclaimed Dividends

        Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN

MEETINGS OF SHAREHOLDERS

10.01    Annual Meetings

        The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

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10.02    Special Meetings

        The directors, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03    Place of Meetings

        Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the directors shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.

10.04    Notice of Meetings

        Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors' report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05    List of Shareholders Entitled to Notice

        For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

10.06    Record Date for Notice

        The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act unless notice of the record date is waived in writing by every holder of a share of a class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07    Meetings without Notice

        A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

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10.08    Chairman, Secretary and Scrutineers

        The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, managing director, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09    Persons Entitled to be Present

        The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10    Quorum

        A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

10.11    Right to Vote

        Subject to the provisions of the Act as to representatives of any other body corporate which is a shareholder of the Corporation and to section 10.12, every person named in the list referred to in section 10.05 shall be entitled to vote the shares shown thereon opposite his name at the meeting to which such list relates, except to the extent that (a) where the Corporation has fixed a record date in respect of such meeting, such person has transferred any of his shares after such record date, or, where the Corporation has not fixed a record date in respect of such meeting, such person has transferred any of his shares after the date on which such list is prepared, and (b) the transferee, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, has demanded not later than 10 days before the meeting that his name be included in such list. In any such excepted case, the transferee shall be entitled to vote the transferred shares at such meeting.

10.12    Proxyholders and Representatives

        Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder. A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof, duly authorized. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or attorney, as the case may be.

10.13    Time for Deposit of Proxies

        The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

15

10.14    Joint Shareholders

        If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.15    Votes to Govern

        At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16    Show of Hands

        Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as provided in section 10.17. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.17    Ballots

        On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18    Adjournment

        The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19    Resolution in Writing

        A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

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PART ELEVEN

NOTICES

11.01    Method of Giving Notices

        Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or electronic mail or other electronic means capable of producing a written copy. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid: a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box: and a notice so sent by any means of transmitted or recorded communication or electronic mail or other means of communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him to be reliable.

11.02    Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.03    Computation of Time

        In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.04    Undelivered Notices

        If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.05    Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06    Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.07    Waiver of Notice

        Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

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PART TWELVE

EFFECTIVE DATE

12.01    Effective Date

        This by-law shall come into force when made by the directors in accordance with the Act.

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SCHEDULE "E"

ARTICLES OF CONTINUANCE

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 11 ARTICLES OF CONTINUANCE (SECTION 187)	FORMULAIRE 11 CLAUSES DE PROROGATION (ARTICLE 187)

1 — Name of the Corporation	Dénomination sociale de la société	2 — Taxation Year End Fin de l'année d'imposition
		M		D J
HudBay Minerals Inc.
		1	2	3	1

3 — The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social
Manitoba

4 — The classes and any maximum number of shares that the corporation is authorized to issue	Catégories et tout nombre maximal d'actions que la société est autorisée à émettre
The annexed Schedule "A" is incorporated in this form.

5 — Restrictions, if any, on share transfers	Restrictions sur le transfert des actions, s'il y a lieu
None

6 — Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d'administrateurs
A minimum of 3 and a maximum of 9 directors.

7 — Restrictions, if any, on business the corporation may carry on	Limites imposées à l'activité commerciale de la société, s'il y a lieu
None

8 — (1) If change of name effected, previous name	(1) S'il y a changement de dénomination sociale, indiquer la dénomination sociale antérieure
N/A

(2) Details of incorporation	(2) Détails de la constitution
Formed in Ontario by amalgamation January 16, 1996.

9 — Other provisions, if any	Autre dispositions, s'il y a lieu
The annexed Schedule "B" is incorporated in this form.

Signature	Printed Name - Nom en lettres moulées	10 — Capacity of - En qualité de	11 — Tel No. - No de tél.

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT
IC 3247 (2004/12)

2

SCHEDULE "A"

The classes and the maximum number of shares that the corporation is authorized to issue:

The Corporation is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

The rights, privileges, restrictions and conditions attaching to each class of shares is as follows:

Preference Shares

The preference shares as a class shall have attached thereto the following rights, restrictions, limitations and prohibitions:

  (i)
  the preference shares may from time to time be issued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the endorsement thereon of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions;

  (ii)
  the preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares of the Corporation ranking junior to the preference shares. The preference shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to the preference shares as may be fixed in accordance with clause (i) herein;

  (iii)
  if any cumulative dividends or amounts payable on the return of capital in respect of a series of preference shares are not paid in full, all series of preference shares shall participate rateably in respect of such dividends and return of capital;

  (iv)
  the preference shares of any series may be made convertible into common shares at such rate and upon such basis as the directors in their discretion may determine;

  (v)
  unless the directors otherwise determine in the articles of amendment designating a series, no holder of preference shares shall be entitled to receive notice of, attend, be represented at or vote in respect thereof at any annual or special meeting of the Corporation unless the meeting is convened for considering the winding up of the Corporation, the amalgamation of the Corporation with another corporation or corporations or to sanction the sale of all or substantially all of its assets or undertaking or other events specified in the Canada Business Corporations Act (the "Act"), in any of which events each holder of preference shares shall have one (1) vote for each such share held;

  (vi)
  the holders of preference shares shall not be entitled to vote separately as a class or series upon a proposal, and shall not be entitled to dissent pursuant to Section 190(2) of the Act (or any other statutory provision of like or similar effect from time to time in force) in respect to a resolution to amend the Articles of the Corporation to:

  (A)
  increase or decrease any maximum number of authorized preference shares or any series thereof, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the preference shares or any series thereof;

  (B)
  effect an exchange, reclassification or cancellation of the preference shares or any series thereof; or

  (C)
  create a new class or series of shares equal or superior to the preference shares or any series thereof;

  (vii)
  provided that the holders of preference shares shall be entitled to receive notice of meetings of common shareholders called for the purpose of authorizing the amendment to the Articles of the Corporation of the nature referred to above.

Common Shares

The common shares shall be entitled to vote at all meetings of the shareholders, each common share carrying one vote and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, to receive the remaining property ofthe Corporation upon dissolution.

2

SCHEDULE "B"

Other provisions, if any:

Without in any way restricting the powers conferred upon the Corporation or its board of directors by the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(a)
borrow money upon the credit of the Corporation;

(b)
issue, re-issue, sell or pledge debt obligations of the Corporation;

(c)
subject to the provisions of the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)
mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of the Corporation any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

Between annual and general meetings of the Corporation, the directors of the Corporation may appoint one or more additional directors to serve until the next annual and general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual and general meeting.

QuickLinks

HUDBAY MINERALS INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HUDBAY MINERALS INC. MANAGEMENT INFORMATION CIRCULAR
SPECIAL BUSINESS
SCHEDULE "A" HUDBAY MINERALS INC. ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES
SCHEDULE "B" HUDBAY MINERALS INC. SHARE OPTION PLAN
SCHEDULE "C" DISSENT RIGHTS — SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
SCHEDULE "D" HUDBAY MINERALS INC. BY-LAW NUMBER 1
SCHEDULE "E" ARTICLES OF CONTINUANCE
SCHEDULE "A"
SCHEDULE "B"